Exhibit 99.1

NeuroSense Advances Toward Key Regulatory Milestones with Strengthened Data Package and Near-Term Alzheimer’s Readout

CAMBRIDGE, Mass., March 24, 2026 /PRNewswire/ -- NeuroSense Therapeutics Ltd. (NASDAQ: NRSN) (“NeuroSense”), a late-stage clinical biotechnology company focused on developing disease-modifying treatments for neurodegenerative diseases, today provided an update on key regulatory and clinical milestones for its lead asset, PrimeC.

Health Canada Pre-NDS Meeting

A pre-New Drug Submission (pre-NDS) meeting with Health Canada has been rescheduled to May 2026.

The decision was made to allow for the inclusion of additional emerging clinical, biomarker and survival data and analyses in the briefing package, which the Company believes will meaningfully strengthen the scientific and clinical foundation supporting PrimeC.

The Company remains focused on advancing PrimeC under the NOC/c pathway in Canada, which is designed to facilitate earlier access to promising therapies addressing serious unmet medical needs.

Alzheimer’s Disease Program Update

The Company expects to report clinical and biomarker results from its Alzheimer’s study in the coming weeks.

Continued Momentum Across Key Programs

NeuroSense continues to advance its clinical and regulatory strategy for PrimeC, supported by our previously disclosed:

●	Statistically significant survival benefit (65% reduction in risk of death)

●	Expanding biomarker dataset supporting multi-mechanistic activity

●	FDA clearance to initiate the pivotal Phase 3 PARAGON trial in ALS

“As we generated additional valuable data, we believe it is strategic to incorporate these findings and analyses into our regulatory interactions,” said Alon Ben-Noon, Chief Executive Officer of NeuroSense. “Our objective is to present the most comprehensive and robust dataset possible to Health Canada, thereby maximizing the likelihood of a constructive and efficient regulatory pathway. We believe this approach positions the Company ahead of several important value inflection points across its ALS and Alzheimer’s programs expected in 2026.”

About NeuroSense

NeuroSense Therapeutics, Ltd. is a clinical-stage biotechnology company focused on discovering and developing treatments for patients suffering from debilitating neurodegenerative diseases. NeuroSense believes that these diseases, which include amyotrophic lateral sclerosis (ALS), Alzheimer’s disease and Parkinson’s disease, among others, represent one of the most significant unmet medical needs of our time, with limited effective therapeutic options available for patients to date. Due to the complexity of neurodegenerative diseases and based on strong scientific research on a large panel of related biomarkers, NeuroSense’s strategy is to develop combined therapies targeting multiple pathways associated with these diseases.

For additional information, we invite you to visit our website and follow us on LinkedIn, YouTube and X. Information that may be important to investors may be routinely posted on our website and these social media channels.

About PrimeC

PrimeC, NeuroSense’s lead drug candidate, is a novel extended-release oral formulation composed of a unique fixed-dose combination of two FDA-approved drugs: ciprofloxacin and celecoxib. PrimeC is designed to synergistically target several key mechanisms of ALS and AD, that contribute to neuron degeneration, inflammation, iron accumulation and impaired ribonucleic acid (“RNA”) regulation to potentially inhibit the progression of ALS and AD.

About ALS

Amyotrophic lateral sclerosis (“ALS”) is an incurable neurodegenerative disease that causes complete paralysis and death within 2-5 years from diagnosis. Every year, more than 5,000 people are diagnosed with ALS in the U.S. alone, with an annual disease burden of $1 billion. The number of people living with ALS is expected to grow by 24% by 2040 in the U.S. and EU.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on NeuroSense Therapeutics’ current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict and include statements regarding the timing of regulatory filings, reporting of data, meetings and regulatory decisions. Further, certain forward-looking statements, including statements regarding future development of PrimeC, are based on assumptions as to future events that may not prove to be accurate. The future events and trends may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward looking statements. These risks include the uncertainty regarding the timing of regulatory filings, meetings and regulatory decisions; outcomes and the timing of current and future clinical trials; the risk the PrimeC will not advance towards later-stage development, timing for reporting data, including from the study of PrimeC in Alzheimer’s disease; that the study will not be successful; the ability of NeuroSense to remain listed on Nasdaq; and other risks and uncertainties set forth in NeuroSense’s filings with the Securities and Exchange Commission (SEC). You should not rely on these statements as representing our views in the future. More information about the risks and uncertainties affecting NeuroSense is contained under the heading “Risk Factors” in the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 7, 2025 and NeuroSense’s subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of this date, and NeuroSense undertakes no duty to update such information except as required under applicable law.

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For further information: Email: info@neurosense-tx.com | Tel: +972 (0)9 799 6183